Exhibit 12

Pfizer Inc. and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended	Year Ended December 31,
(MILLIONS OF DOLLARS, EXCEPT RATIOS)	April 3, 2016	2015	2014	2013	2012	2011

Determination of earnings:
Income from continuing operations before provision for taxes on income, noncontrolling interests and cumulative effect of a change in accounting principles	$3,561	$8,965	$12,240	$15,716	$11,242	$11,481
Less:
Noncontrolling interests	14	39	47	43	47	60
Income attributable to Pfizer Inc.	3,547	8,925	12,192	15,673	11,195	11,421
Add (deduct):
Capitalized interest	(15)	(32)	(41)	(32)	(41)	(50)
Amortization of capitalized interest	8	25	31	34	36	22
Equity (income)/loss from equity-method investments	(7)	191	(24)	(67)	(105)	(83)
Distributed income of equity method investments	1	161	136	162	85	190
Fixed charges	326	1,282	1,435	1,495	1,627	1,812
Total earnings as defined	$3,860	$10,554	$13,729	$17,265	$12,796	$13,311

Fixed charges:
Interest expense(a)	$306	$1,199	$1,360	$1,414	$1,522	$1,681
Preferred stock dividends(b)	—	2	3	3	4	5
Rents(c)	20	81	72	78	101	126
Fixed charges	326	1,282	1,435	1,495	1,627	1,812
Capitalized interest	15	32	41	32	41	50
Total fixed charges	$340	$1,314	$1,476	$1,527	$1,668	$1,862

Ratio of earnings to fixed charges	11.3	8.0	9.3	11.3	7.7	7.2
(a)    Interest expense includes amortization of debt premium, discount and other debt costs. Interest expense does not include interest related to uncertain tax positions of $58 million for the first three months of 2016; $246 million for 2015; $182 million for 2014; $222 million for 2013; $265 million for 2012; and $338 million for 2011.

(b) Preferred stock dividends related to our Series A convertible perpetual preferred stock held by an employee stock ownership plan trust.
(c) Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.
Amounts may not add due to rounding. Percentages have been calculated using unrounded amounts.